

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2018

Andrew J. Ritter
President and Chief Executive Officer
Ritter Pharmaceuticals, Inc.
1880 Century Park East, Suite 1000
Los Angeles, CA 90067

   Re: Ritter Pharmaceuticals, Inc.
     Registration Statement on Form S-3
     Filed November 21, 2018
     File No. 333-228501

Dear Mr. Ritter:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Christine Westbrook at 202-551-5019 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Aron Izower, Esq.